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                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                             ________________


                                 FORM 8-A


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                        MILLER EXPLORATION COMPANY
          (Exact Name of Registrant as Specified in Its Charter)

                    DELAWARE                            NO. 38-3379776
    (State of Incorporation or Organization)             (IRS Employer
                                                       Identification No.)

             3104 LOGAN VALLEY ROAD
             TRAVERSE CITY, MICHIGAN                      49685-0348
    (Address of Principal Executive Offices)              (Zip Code)

Securities Act registration statement file number to which this form relates: 333-40383

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                               Common Stock
                             (Title of Class)

















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Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On November 17, 1997, the Board of Directors of Miller Exploration Company (the "COMPANY") adopted a resolution to offer shares of the Company's common stock, $.01 par value per share ("COMMON STOCK"). The number of shares offered, the offering price per share and the maximum offering amount will be set forth in the Company's final registration statement on Form S-1.

     A.   DESCRIPTION OF COMMON STOCK

          The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the stockholders. The Certificate of Incorporation of the Company does not allow the stockholders to take action by less than unanimous consent. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of preferred stock. In addition, Delaware law limits the circumstances under which the Company can pay dividends or make other distributions to its stockholders. The Company has never paid cash dividends on its Common Stock. The shares of Common Stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully paid and nonassessable.

          In the case of any liquidation, dissolution or winding up of the affairs of the Company, holders of Common Stock would be entitled to receive, pro rata, any assets distributable to common stockholders in respect of the number of shares held by them. The liquidation rights of Common Stock would be subject to the rights of holders of any preferred stock which could be issued by the Company in the future.

     B.   OTHER PROVISIONS AFFECTING CONTROL OF THE COMPANY

          Certain provisions of the Company's Certificate of Incorporation, Bylaws and other plans may affect control of the Company. The following provisions may have an anti-takeover impact and may make tender offers, proxy contests and certain mergers more difficult to consummate.

          1.   PROVISIONS REGARDING THE BOARD OF DIRECTORS

               (a) CLASSIFIED BOARD. The Company's Certificate of Incorporation classifies the Company's Board of Directors into three classes serving staggered, three-year terms. Classification of the Board could have the effect of extending the time during which the existing Board of Directors could


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          control the operating policies of the Company even though opposed by the holders of a majority of the outstanding shares of the Common Stock.

               (b) NOMINATION OF DIRECTORS. Under the Company's Certificate of Incorporation, all nominations for directors by stockholders are required to be delivered to the Company in writing at least 120 days prior to the date of an annual meeting of stockholders or, in the case of a special meeting of stockholders at which a director or directors would be elected, at least seven days after the notice of the special meeting. A nomination that is not received prior to these deadlines would not be placed on the ballot. The Board believes that advance notice of nominations by stockholders would afford a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, would provide an opportunity to inform stockholders about such qualifications. Although this nomination procedure would not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors, the nomination procedure could have the effect of precluding a nomination for the election of directors at a particular meeting if the proper procedures were not followed. The Board of Directors of the Company has adopted a policy providing that directors are expected to maintain, directly or indirectly, a minimum investment in the Company of approximately $100,000.

               (c) REMOVAL OF DIRECTORS. The Company's Certificate of Incorporation does not provide for cumulative voting. Under the Company's Certificate of Incorporation, subject to the rights of any series of preferred stock then outstanding, any director could be removed from office, but only for cause, and only by stockholder action. Generally, the vote for removal would require the affirmative vote of a majority of shares entitled to vote at an election of directors. "Cause" for removal could only be present in the circumstances specified in the Company's Certificate of Incorporation. "Cause" is present when: (i) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) the director has been adjudicated by a court of competent jurisdiction to be liable for negligence, or misconduct, in the performance of such person's duty to the Company in a matter of substantial importance to the Company and such adjudication is no longer subject to a direct appeal; (iii) the director has become mentally incompetent, whether or not so adjudicated, which mental incompetency directly affects such person's ability as a director of the Company; or


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          (iv) the director's actions or failure to act have been in derogation of the director's duties, as provided in the Company's Bylaws or otherwise provided by law. Any proposal for removal pursuant to clauses (iii) or (iv) that is initiated by the Board of Directors for submission to the stockholders would require the affirmative vote of at least two-thirds of the total number of directors then in office, excluding the director who is the subject of the removal action and who shall not be entitled to vote thereon.

               (d) QUALIFICATION OF DIRECTORS. Under the Company's Certificate of Incorporation, no person who has asserted or asserts any "Claim" (defined below) against the Company or any subsidiary (a "Plaintiff"), and no person who is or becomes associated or affiliated with any Plaintiff (a "Related Person"), would be eligible to be elected or to serve as a director until the Claim is "Finally Resolved" (defined below). A director who is validly nominated and elected as a director and who thereafter becomes a Plaintiff or Related Person would continue as a director for the remainder of the term for which the director was elected or until the director's resignation or removal. A director who is or becomes a Plaintiff or a Related Person would be required to either (i) promptly take all steps necessary to cause the director to be neither a Plaintiff nor Related Person or (ii) if the director cannot do so and the Claim has not been Finally Resolved within the "Resolution Period," resign as a director, effective immediately, at or before the end of such Resolution Period.

               A "Claim" means any claim, cross-claim, counterclaim or third-party claim pled in any action, suit or proceeding before any court, governmental agency or instrumentality, arbitrator or similar body or authority. However, certain claims are excluded, including: (i) one which, when aggregated with all other claims asserted by the Plaintiff or any Related Person of such Plaintiff against the Company or any subsidiary that have not been Finally Resolved, could not, if decided adversely to the Company or a subsidiary, along with all other aggregated claims, cross-claims, counterclaims and third-party claims, result in liability in excess of 10 percent of the consolidated current assets of the Company as of the most recent quarter or render the Company insolvent; (ii) one arising pursuant to a contract between the Company and the pertinent Plaintiff or Related Person that was approved by a majority of the Continuing Directors, including without limitation, claims arising under any indemnity or employment contract; and (iii) claims asserted in the right of the Company (i.e., derivative actions).



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               The term "Finally Resolved" means that a final order has
          been rendered with respect to the Claim and all available appeals from such order have been exhausted or the time for seeking such review has expired. The term "Resolution Period" means the 30-day period beginning on the earlier of (i) the date on which a director of the Company notifies the Board that the director has become a Plaintiff or Related Person or (ii) the date on which the Board determines that a director has become a Plaintiff or Related Person. However, the Board could (but would not be required to) extend a Resolution Period by up to 15 days if the director establishes to the Board's satisfaction a reasonable likelihood that the Claim would be Finally Resolved or such director would cease to be both a Plaintiff and a Related Person during that extra 15-day period.

               The Board of Directors would not nominate any person for election as a director unless (i) the prospective nominee has provided the Board with (x) all information necessary or appropriate to enable the Board to determine whether the nominee is a Plaintiff or a Related Person and (y) a signed statement that the prospective nominee is not aware of any reason not disclosed to the Board of Directors why the prospective nominee would or might be considered a Plaintiff or Related Person and
          (ii) after receipt of the items the Board determines that the prospective nominee is not a Plaintiff or Related Person.

               Any stockholder who is uncertain whether any person the stockholder desires to nominate for election as a director is a Plaintiff or Related Person could request a determination from the Board concerning that matter, upon delivering to the Board of Directors certain information and other items and complying with certain deadlines. Within 10 days after receiving a properly submitted request (or, if it is impossible or impracticable to do so during such period, as soon as practicable thereafter), the Board would be required to consider the request and determine whether or not the candidate is a Plaintiff or Related Person who could not be nominated for election to the Board of Directors.

               If a candidate who was the subject of a proper and timely submitted request was determined not to be a Plaintiff or Related Person and the request was submitted at least five days in advance of the last date on which the requesting stockholder otherwise would have been entitled to give notice of intent to nominate the candidate, then the Board of Director's determination would operate as a waiver of the time limits otherwise applicable to the giving of such notice of intent to the extent, if any, necessary to afford the stockholder a period of five days after receipt of the Board's notice within which to give notice of intent to nominate the candidate.

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               If the Board determined that the candidate was a Plaintiff or Related Person and the request was submitted at least five days in advance of the last date on which the requesting stockholder otherwise would have been entitled to give notice of intent to nominate, then the Board of Director's determination would operate as a waiver of the time limits otherwise applicable to the giving of such notice of intent to the extent, if any, necessary to afford the stockholder a period of five days after receipt of the Board of Director's notice within which to give notice of intent to nominate the candidate.

               Whenever any stockholder was afforded an additional time period within which to give notice of intention to nominate, the Board of Directors may afford the other stockholders of the Company a comparable additional period of time within which to give such notice.

               While the Board of Directors believes that the provisions regarding director nominations ensures that directors and nominees for election as directors will not have significant conflicts of interest with the Company, the provisions also may have the effect of making stockholder nominations of director candidates more difficult.

          2. BOARD EVALUATION OF CERTAIN OFFERS. The Company's Certificate of Incorporation provides that the Board of Directors will not initiate, approve, adopt or recommend any offer of any person or entity (other than the Company) to make a tender or exchange offer for any Common Stock or preferred stock, to merge or consolidate the Company with any other entity or to purchase or acquire all or substantially all of the Company's assets, unless and until the Board of Directors of the Company has evaluated the offer and determined that it would be in compliance with all applicable laws and that the offer is in the best interests of the Company and its stockholders.
     In doing so, the Board of Directors could rely on an opinion of legal counsel who is independent from the offeror, and/or may test the legality of the proposed offer before any court or agency that may have appropriate jurisdiction over the matter.

          In making its determination as to whether the transaction would be in the best interests of the Company and its stockholders, the Board of Directors would be required to consider all factors it deemed relevant, including but not limited to: (i) the adequacy and fairness of the consideration to be received by the Company and/or its stockholders, considering historical trading prices of Common Stock, the price that could be achieved in a negotiated sale of the Company as a whole, past offers to other corporations and the future prospects of the Company; (ii) the possible social and economic impact of the


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     proposed transaction on the Company, its employees, customers and suppliers; (iii) the potential social and economic impact of the proposed transaction on the communities in which the Company and its subsidiaries operate or are located; (iv) the business and financial condition and earnings prospects of the offering party; (v) the competence, experience and integrity of the offering party and its management; and (vi) the intentions of the offering party regarding the use of the assets of the Company to finance the transaction.

          3. SUPERMAJORITY VOTE PROVISIONS. The Company's Certificate of Incorporation contains "supermajority" vote requirements for certain business combinations. In addition to any vote required by law or other provisions of the Certificate of Incorporation, the affirmative vote of not less than 80 percent of the outstanding shares of "voting stock" (which is defined as all shares of the Company stock that are entitled to vote generally in the election of directors, voting as a single class) would be required for the approval of certain "business combinations" between the Company or a subsidiary and any "interested stockholder."

          A "business combination" is generally defined as including mergers, sales of all or substantially all of the assets of the Company and certain other transactions. An "interested stockholder" is defined as a person (other than the Company, its majority-owned subsidiaries or their employee benefit plans), who, alone or together with affiliated persons, beneficially owns 10 percent or more of the voting stock of the Company, as well as certain other persons that are affiliated with an interested stockholder.

          These requirements would not apply when the transaction was approved by a majority of the "continuing directors," which are directors who are not affiliated with an interested stockholder and who were either (i) elected to the Board of Directors of the Company prior to the time that the interested stockholder became an interested stockholder or (ii) designated, before their initial election as directors, as continuing directors by a majority of the then-continuing directors. The term excludes, however, certain persons who became directors as a result of election contests within the meaning of Rule 14a-11 under the Exchange Act of 1934, as amended, or other types of proxy solicitations.

          In addition, the Certificate of Incorporation provides that, in addition to any vote required by law or other provisions of the Certificate of Incorporation, the affirmative vote of at least 80 percent of the shares held by persons who are not interested stockholders would be required to approve business combinations of the Company or a majority owned subsidiary with any interested stockholder. This requirement would not apply if (i) the business


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     combination was approved by a majority of the continuing directors or
     (ii) certain other detailed conditions are satisfied.

          4. RESTRICTIONS ON AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BYLAWS OF THE COMPANY. Several provisions of the Company's Certificate of Incorporation require a greater-than-majority vote to be amended. Specifically, Article XV provides that no amendment to the Certificate of Incorporation may alter, modify or repeal any or all of the provisions of Article XII (supermajority vote/fair price requirement for certain business combinations) or Article XV(A), unless the amendment is adopted by the affirmative vote of not less than 80 percent of the outstanding shares of voting stock held by stockholders who are not interested stockholders.

          Also, Article XV(B) of the Company's Certificate of Incorporation provides that no amendment may alter, modify or repeal any or all of the provisions of Articles VII (powers of the Board of Directors), VIII (Board of Directors classification, nomination, qualification, etc.), X (supermajority vote required for certain business combinations), XI (non-stockholder constituency provision) or XIII (limitation of certain director liability), and the stockholders would not have the right to alter, modify or repeal any or all provisions of the Company's Bylaws, unless such amendment, alteration, modification or repeal is adopted by the affirmative vote of the holders of not less than 80 percent of the outstanding shares of voting stock. However, the provisions of Article XV(B) would not apply to, and such 80 percent vote would not be required for, any amendment, alteration, modification or repeal which has first been approved by (i) the affirmative vote of 80 percent of the entire Board of Directors, including the affirmative vote of at least one director of each class of the Board of Directors and (ii) the affirmative vote of two-thirds of the continuing directors.

          5. DELAWARE LAW PROVISIONS. The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits the Company from engaging in a "business combination" (as defined in Section 203 of the Delaware General Corporation Law) with an "interested stockholder" (defined generally as a person owning 15 percent or more of the Company's outstanding voting stock) for three years following the date that person becomes an interested stockholder, unless (i) before that person became an interested stockholder, the Company's Board of Directors either approved the transaction which resulted in the stockholder becoming an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 percent of the voting stock outstanding at the time the transaction commenced (excluding stock


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     held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

          Section 203 restrictions also do not apply to certain business combinations proposed prior to the consummation or abandonment of and subsequent to the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was either not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Company's Board of Directors. The extraordinary transaction must be approved or not opposed by a majority of the Board of Directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

Item 2.   EXHIBITS.

EXHIBIT NO.         DOCUMENT
-----------         ---------

   1.1 Underwriting Agreement. Previously filed as Exhibit 1.1 to the Registration Statement on Form S-1, Amendment No. 3 (Registration No. 333-40383) filed on January 9, 1998, and incorporated herein by reference.

   2.1 Exchange and Combination Agreement. Previously filed as Exhibit 2.1 to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   2.2(a) Letter Agreement. Previously filed as Exhibit 2.2(a) to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   2.2(b) Letter Agreement. Previously filed as Exhibit 2.2(b) to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.



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   2.2(c)           Letter Agreement.  Previously filed as Exhibit 2.2(c)
                    to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   3.1              Certificate of Incorporation of the Company.
                    Previously filed as Exhibit 3.1 to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   3.2 Bylaws of the Company. Previously filed as Exhibit 3.2 to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   4.1              Certificate of Incorporation.  See Exhibit 3.1.

   4.2              Bylaws.  See Exhibit 3.2.

   4.3              Form of Specimen Stock Certificate.  Previously filed as
                    Exhibit 4.3 to the Registration Statement on Form S-1, Amendment No. 1 (Registration No. 333-40383) filed on December 5, 1997, and incorporated herein by reference.


























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                                 SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   MILLER EXPLORATION COMPANY
                                   (Registrant)


Dated: January 27, 1998            By /S/ KELLY E. MILLER
                                      Kelly E. Miller
                                      Chief Executive Officer and President



































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                               EXHIBIT INDEX


EXHIBIT        DOCUMENT
-------        --------

   1.1 Underwriting Agreement. Previously filed as Exhibit 1.1 to the Registration Statement on Form S-1, Amendment No. 3 (Registration No. 333-40383) filed on January 9, 1998, and incorporated herein by reference.

   2.1         Exchange and Combination Agreement.  Previously filed as
               Exhibit 2.1 to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   2.2(a) Letter Agreement. Previously filed as Exhibit 2.2(a) to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   2.2(b) Letter Agreement. Previously filed as Exhibit 2.2(b) to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   2.2(c) Letter Agreement. Previously filed as Exhibit 2.2(c) to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   3.1 Certificate of Incorporation of the Company. Previously filed as Exhibit 3.1 to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   3.2 Bylaws of the Company. Previously filed as Exhibit 3.2 to the Registration Statement on Form S-1 (Registration No. 333-40383) filed on November 17, 1997, and incorporated herein by reference.

   4.1         Certificate of Incorporation.  See Exhibit 3.1.

   4.2         Bylaws.  See Exhibit 3.2.

   4.3         Form of Specimen Stock Certificate.  Previously filed as
               Exhibit 4.3 to the Registration Statement on Form S-1, Amendment No. 1 (Registration No. 333-40383) filed on December 5, 1997, and incorporated herein by reference.